SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Genesis Biopharma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

35702Q109

(CUSIP Number)

Robert T. Brooke
1601 North Sepulveda Boulevard, #632
Manhattan Beach, CA 90266
513-869-9793

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2011

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35702Q109	Page 2 of 5 Pages

1.	Names of reporting persons Robert T. Brooke
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 4,440,008
	8.	Shared voting power 0
	9.	Sole dispositive power 4,440,008
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,440,008
12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in row (11) 6.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 35702Q109	Page 3 of 5 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission by Robert T. Brooke (the “Reporting Person”) on March 24, 2010 (the “Schedule 13D”).

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Genesis Biopharma, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 11500 Olympic Boulevard, Suite 400, Los Angeles, CA 90064.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended by restating sub-item (c) thereof in its entirety as follows:

(c)           The Reporting Person was the President, the Chief Executive Officer and a director of the Issuer until his resignation from such positions effective February 7, 2011. The Reporting Person currently is under contract with the Issuer to provide advisory services to the Issuer pursuant to the terms of an Advisory Agreement entered into by the Reporting Person and the Issuer. The Issuer’s principal business is the development and commercialization of drugs and other clinical solutions for underserved diseases, including metastatic cancers and lethal infectious diseases. The Issuer’s address is 11500 Olympic Boulevard, Suite 400, Los Angeles, CA 90064.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by supplementing the disclosures thereunder with the following information:

Effective February 7, 2011, the Reporting Person resigned from his executive officer and director positions with the Issuer. Also effective February 7, 2011, the Reporting Person entered into an Advisory Agreement with the Issuer pursuant to which the Reporting Person has agreed to provide advisory services to the Issuer. In the Advisory Agreement, the Reporting Person agreed to submit for cancellation 1,500,000 shares of the Issuer’s Common Stock owned by him. Such shares were cancelled on March 25, 2011.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended by restating sub-items (a) and (b) in their entirety as follows:

(a)           In the aggregate, the Reporting Person beneficially owns, as of May 10, 2011, 4,440,008 shares of the Issuer’s Common Stock, representing approximately 6.0% of such class of securities.  This percentage of beneficial ownership is based on a total of 74,183,349 shares of the Common Stock outstanding as of April 20th, 2011.

(b)           The Reporting Person has the sole power to vote or to direct the vote of, and the sole power to dispose of or to direct the disposition of, 4,440,008 shares of the Issuer’s Common Stock.

Item 5 of the Schedule 13D is amended by supplementing the disclosures in sub-item (c) thereunder with the following information:

CUSIP No. 35702Q109	Page 4 of 5 Pages

(c)           The cancellation on March 25, 2011 of 1,500,000 shares of the Issuer’s Common Stock owned by the Reporting Person, as described above in Item 4, is the only transaction in such class of securities that was effected by the Reporting Person in the past sixty days.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by supplementing the disclosures thereunder with the following information:

(1)	Advisory Agreement between Genesis Biopharma, Inc. and Robert T. Brooke entered into effective February 7, 2011*

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*           Filed herewith

 [signature page follows]

CUSIP No. 35702Q109	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 10th, 2011

By:	/s/ Robert T. Brooke
Robert T. Brooke